FILED AS OF DATE:       August 20, 2004


                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                  SCHEDULE TO

               TENDER OFFER STATEMENT UNDER SECTION 13(e)(1) OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                      ASA MARKET NEUTRAL EQUITY FUND LLC
                               (Name of Issuer)

                      ASA MARKET NEUTRAL EQUITY FUND LLC
                     (Name of Person(s) Filing Statement)

                  UNITS OF LIMITED LIABILITY COMPANY INTEREST
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                                Kenneth Banwart
                     Chairman and Chief Executive Officer
                         Aspen Strategic Alliance LLC
                      817 W. Peachtree St., NW, Suite 400
                               Atlanta, GA 30308
                                (404) 760-3747

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:

                            John A. MacKinnon, Esq.
                        Sidley Austin Brown & Wood LLP
                              787 Seventh Avenue
                              New York, NY 10019
                                (212) 839-5534

                                August 20, 2004
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

Transaction Valuation: $952,056(a)            Amount of Filing Fee: $120.63(b)

(a) Calculated as the aggregate maximum repurchase price for units of limited liability company interest.
(b)    Calculated at $126.70 per $1,000,000 of the Transaction Valuation.

[   ]  Check the box if any part of the fee is offset as provided by Rule
       0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                                  -------------------------
Form or Registration No.:
                                  -------------------------
Filing Party:
                                  -------------------------
Date Filed:
                                  -------------------------

[   ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]  third-party tender offer subject to Rule 14d-1.

[ x ]  issuer tender offer subject to Rule 13e-4.

[   ]  going-private transaction subject to Rule 13e-3.

[   ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer: [   ]

ITEM 1:   SUMMARY TERM SHEET

     ASA Market Neutral Equity Fund LLC, a closed-end, non-diversified, management investment company organized as an Illinois limited liability company (the "Fund"), is offering to repurchase units of limited liability company interest (the "Units") of the Fund from members of the Fund ("Members"). Subject to the conditions set forth in the Offer to Repurchase and related Letter of Transmittal (attached as Exhibit B and Exhibit C, respectively), the Fund will repurchase up to 38,128 Units (approximately 25% of the outstanding Units as of July 31, 2004) that are tendered by Members and not withdrawn prior to 12:00 midnight, Eastern Time, on September 24, 2004, subject to any extensions of the offer to repurchase Units ("Repurchase Offer"). The purpose of the Repurchase Offer is to provide limited liquidity to Members who hold Units. This tender offer also gives you the opportunity to tender your Units so that you may reallocate your investment into one or more other ASA Funds. The amount due to any Member whose Units are repurchased will be equal to the value of the Member's capital account or portion thereof based on the Fund's net asset value as of September 30, 2004, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Members (the "Valuation Date"), after giving effect to all allocations, including, but not limited to, withholding tax, to be made to the Member's capital account as of such date. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Repurchase Offer.

     Members may tender all, or a portion of, their Units (defined as a specific dollar value) up to an amount such that they maintain the minimum required capital account balance of $5,000 after the repurchase of Units. If a Member tenders a portion of his or her Units, the Fund reserves the right to repurchase less than the amount a Member tenders if the repurchase would cause the Member's capital account to have less than the required minimum balance of $5,000. If the Fund accepts the tender of all, or a portion of, a Member's Units, the Fund intends to make payment for the Units it repurchases from one or more of the following sources: cash on hand, proceeds from the redemption of interests in the private investment funds in which the Fund invests ("Investment Funds"), or borrowings. Neither the Fund; Aspen Strategic Alliance LLC, the investment adviser of the Fund ("Adviser"); nor directors of the Fund ("Directors") have determined at this time to borrow funds to repurchase Units in connection with the Offer to Repurchase. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to fund all or a portion of the repurchase price.

     The Repurchase Offer remains open to Members until 12:00 midnight, Eastern Time, Friday, September 24, 2004, or, if the Repurchase Offer is extended, such time and date as the Fund designates in an amended notice to Members ("Repurchase Request Deadline"). Until that time, Members have the right to change their minds and withdraw the tenders of their Units. Units withdrawn may be re-tendered, however, provided that such tenders are made before the Repurchase Request Deadline by following the tender procedures described herein.

     If a Member would like the Fund to repurchase all or a portion of the Member's Units, the Member should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to PFPC Inc., P.O. Box 219, Claymont, DE 19703, attention: ASA Market Neutral Equity Fund LLC, or
(ii) fax it to the Adviser, c/o of PFPC Inc. at (302) 791-2790, so that it is received before 12:00 midnight, Eastern Time, on Friday, September 24, 2004. If the Member chooses to fax the Letter of Transmittal, it should mail the original Letter of Transmittal to PFPC Inc. promptly after it is faxed (although the original does not have to be received before 12:00 midnight, Eastern Time, on Friday, September 24, 2004). Of course, the value of Units likely will change between July 31, 2004 (the last time prior to the date of this filing as of which the Fund's net asset value has been calculated), and September 30, 2004, the date as of which the value of Units will be determined for purposes of calculating the repurchase price of Units. Members may obtain the net asset value of their Units, which the Fund calculates monthly based on the information the Fund receives from the investment advisers of the Investment Funds, by contacting the Adviser, c/o PFPC Inc., at (877) 431-1973 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

     Please note that just as each Member has the right to withdraw the tender of Units, the Fund has the right to cancel, amend, suspend or postpone this Repurchase Offer at any time before 12:00 midnight, Eastern Time, on Friday, September 24, 2004. Also realize that although the Repurchase Offer expires on September 24, 2004, a Member that tenders Units for repurchase will remain a Member with respect to the Units tendered and accepted for repurchase by the Fund through September 30, 2004, when the net asset value of the Member's Units tendered to the Fund for repurchase is calculated. Members who tender Units will receive within 5 days of the Repurchase Request Deadline, a non-interest bearing, non-transferable promissory note (the "Promissory Note") by the Fund entitling the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units or portion thereof being repurchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). It is anticipated that such Members will be paid the amount owed pursuant to the Promissory Note by approximately October 31, 2004.

ITEM 2.   SUBJECT COMPANY INFORMATION

     The information required by Item 2 is incorporated by reference to the Offer to Repurchase (Exhibit B) and the Letter of Transmittal (Exhibit C), which are attached as exhibits to this Schedule TO.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON

     (a) The name of the filing person is ASA Market Neutral Equity Fund LLC. The Fund's address is 817 W. Peachtree Street, NW, Suite 400, Atlanta, Georgia 30308, and the Fund's telephone number is, c/o Aspen Strategic Alliance LLC, 866-277-3619. The investment adviser of the Fund is Aspen Strategic Alliance LLC. The Adviser's address is 817 W. Peachtree Street, NW, Suite 400, Atlanta, Georgia 30308, and the Adviser's telephone number is 866-277-3619. The Fund's Directors are Kenneth Banwart, Douglas E. Dunn, Richard Glidden, Matthew Kenigsberg, James Martin and Lynn Mathre. Their address is c/o Aspen Strategic Alliance LLC, 817 W. Peachtree Street, NW, Suite 400, Atlanta, Georgia 30308.

ITEM 4.   TERMS OF THE REPURCHASE OFFER

     The information required by Item 4 is incorporated by reference to the Offer to Repurchase (Exhibit B) and the Letter of Transmittal (Exhibit C), which are attached as exhibits to this Schedule TO.

ITEM 5.   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Under the Fund's Limited Liability Company Operating Agreement ("LLC Agreement"), which was included as an appendix to the Fund's prospectus dated November 25, 2003, as amended on March 25, 2004 (the "Prospectus"), and as disclosed in the Prospectus, the Fund's Board of Directors has sole discretion to determine whether the Fund will repurchase Units from Members from time to time pursuant to written tenders. The Prospectus discloses that the Adviser expects that it will recommend to the Board of Directors that the Fund repurchase Units from Members twice each year, in March and September. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Repurchase Offer (whether or not legally enforceable) between or among: (i) the Fund, the Adviser, any Director of the Fund, or any person controlling the Fund, the Adviser or any Director of the Fund; and (ii) any person, with respect to Units. However, the LLC Agreement provides that the Fund will be dissolved if any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all of such Member's Units for repurchase by the Fund has not been given the opportunity to so tender within a period of two years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period). A Member who intends to cause the Fund to be dissolved must so indicate in a separate written request submitted within the applicable two-year period.

ITEM 6. PURPOSES OF THE REPURCHASE OFFER AND PLANS OR PROPOSALS OF THE FUND AND ITS AFFILIATES.

     The information required by Item 6 is incorporated by reference to the Offer to Repurchase (Exhibit B) and the Letter of Transmittal (Exhibit C), which are attached as exhibits to this Schedule TO.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information required by Item 7 is incorporated by reference to the Offer to Repurchase (Exhibit B) and the Letter of Transmittal (Exhibit C), which are attached as exhibits to this Schedule TO.

ITEM 8.   INTEREST IN SECURITIES OF THE FUND

     The information required by Item 8 is incorporated by reference to the Offer to Repurchase (Exhibit B) and the Letter of Transmittal (Exhibit C), which are attached as exhibits to this Schedule TO.

ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchase Offer.

ITEM 10.  FINANCIAL STATEMENTS.

     Since the Fund commenced operations on March 1, 2004, no financial information is available.

ITEM 11.  ADDITIONAL INFORMATION.

          (a)  (1)  None.
               (2)  None.
               (3)  Not applicable.
               (4)  Not applicable.
               (5)  None.

          (b)  None.

ITEM 12.  EXHIBITS

          A    Cover Letter to Offer to Repurchase and Letter of Transmittal.

          B    Offer to Repurchase.

          C    Form of Letter of Transmittal.

          D    Form of Notice of Withdrawal of Tender.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

          Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   ASA MARKET NEUTRAL EQUITY FUND LLC

                                   By: /s/ Kenneth Banwart
                                   Name:  Kenneth Banwart
                                   Title: Chairman and Chief Executive Officer

August 20, 2004

                                 EXHIBIT INDEX

Exhibit
-------

A    Cover Letter to Offer to Repurchase and Letter of Transmittal.

B    Offer to Repurchase.

C    Form of Letter of Transmittal.

D    Form of Notice of Withdrawal of Tender.

                                   EXHIBIT A

         COVER LETTER TO OFFER TO REPURCHASE AND LETTER OF TRANSMITTAL

                      ASA MARKET NEUTRAL EQUITY FUND LLC

    -----------------------------------------------------------------------
      If you do not want to sell your units of limited liability company interest at this time, please disregard this notice. This is simply a notification of the Fund's tender offer.

    -----------------------------------------------------------------------


August 20, 2004

Dear ASA Market Neutral Equity Fund LLC Investor:

     We are writing to inform you of important dates related to the repurchase offer relating to ASA Market Neutral Equity Fund LLC (the "Fund"). If you are not interested in selling your units of limited liability company interest ("Units") at this time, please disregard this notice and take no action.

     The repurchase offer period will begin on August 20, 2004 and end on September 24, 2004. The purpose of the tender offer is to provide some liquidity to investors who hold Units. This tender offer also gives you the opportunity to tender your Units so that you may reallocate your investment into one or more other ASA Funds. Units can be redeemed by means of a tender offer only during one of the Fund's announced repurchase offers.

     Should you wish to sell any of your Units during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to PFPC Inc. in the enclosed postage-paid envelope. If you do not wish to sell any of your interests, simply disregard this notice. No action is required if you do not wish to redeem at this time.

     All requests to tender Units must be received by the Fund's Sub-Administrator, PFPC Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by September 24, 2004. If you elect to tender, it is your responsibility to confirm receipt of the letter of transmittal with PFPC Inc. by calling (877) 431-1973.

     If you have any questions, please refer to the attached Offer to Repurchase document, which contains additional important information about the repurchase offer, or call your Financial Advisor or the Fund at (866) 277-3619.

Sincerely,

ASA Market Neutral Equity Fund LLC

                                   EXHIBIT B

                              OFFER TO REPURCHASE

                      ASA MARKET NEUTRAL EQUITY FUND LLC
                          817 W. Peachtree Street, NW
                                   Suite 400
                            Atlanta, Georgia 30308

                       OFFER TO REPURCHASE 38,128 UNITS
       (APPROXIMATELY 25% OF THE OUTSTANDING UNITS AS OF JULY 31, 2004)
           OF LIMITED LIABILITY COMPANY INTEREST AT NET ASSET VALUE
                             DATED AUGUST 20, 2004

                THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
         12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, SEPTEMBER 24, 2004,
                         UNLESS THE OFFER IS EXTENDED

To the Investors of
ASA Market Neutral Equity Fund LLC:

     ASA Market Neutral Equity Fund LLC, a closed-end, non-diversified, management investment company organized as an Illinois limited liability company (the "Fund"), is offering to repurchase for cash on the terms and conditions set forth in this offer to repurchase ("Offer to Repurchase") and the related Letter of Transmittal (which together with the Offer to Repurchase constitutes the "Repurchase Offer") up to 38,128 Units (approximately 25% of the outstanding Units as of July 31, 2004) (the "Units") or portions thereof pursuant to tenders by investors at a price equal to their net asset value as of September 30, 2004, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Members (the "Valuation Date"). If the Fund elects to extend the tender period for any reason, for the purpose of determining the repurchase price for tendered Units, the net asset value of such Units will be determined at the close of business on the last business day of the month in which the tender offer actually expires. This Repurchase Offer is being made to all investors of the Fund ("Members") and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Operating Agreement, dated as of June 30, 2003 (the "LLC Agreement").

     Members should realize that the value of the Units tendered in this Repurchase Offer likely will change between July 31, 2004 (the last time the Fund's net asset value was calculated) and September 30, 2004, when the value of the Units tendered to the Fund will be determined for purposes of calculating the repurchase price of such Units. Members should also note that although the Repurchase Offer expires at 12:00 midnight, Eastern Time, Friday, September 24, 2004, or, if the offer is extended, such time and date as the Fund designates in an amended notice to Members ("Repurchase Request Deadline"), they remain Members in the Fund until the Valuation Date. Generally, the Fund determines its net asset value monthly. Any tendering Members that wish to obtain the most recently calculated net asset value of their Units on this basis should contact PFPC Inc., at the telephone number or address set forth on the following page, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern
Time).

     The purpose of this tender offer is to provide limited liquidity to Members who hold Units. This tender offer also gives you the opportunity to tender your Units so that you may reallocate your investment into one or more other ASA Funds. Members who tender Units by the Repurchase Request Deadline will receive payment for their Units as described in the Fund's Prospectus under "REPURCHASES OF INTERESTS AND TRANSFERS--Repurchase Procedures." Accordingly, within 5 days of the Repurchase Request Deadline, each Member whose Units or portion thereof has been accepted for repurchase will be given a non-interest bearing, non-transferable promissory note (the "Promissory Note") by the Fund entitling the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units or portion thereof being repurchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements), after giving effect to all allocations to be made as of that date to the Member's capital account. It is anticipated that such Members will be paid the amount owed pursuant to the Promissory Note by approximately October 31, 2004.

Members desiring to tender all or any portion of their Units in accordance with the terms of the Repurchase Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.

                                   IMPORTANT

     NEITHER THE FUND, ASPEN STRATEGIC ALLIANCE LLC, THE FUND'S INVESTMENT ADVISER ("ADVISER"); ANY AFFILIATE OF THE ADVISER; NOR ANY OF THE DIRECTORS OF THE FUND MAKES ANY RECOMMENDATION TO ANY MEMBER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING UNITS. MEMBERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER UNITS, AND IF SO, THE PORTION OF THEIR UNITS TO TENDER.

     BECAUSE EACH MEMBER'S INVESTMENT DECISION IS A PERSONAL ONE BASED ON ITS FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER INVESTORS SHOULD TENDER UNITS PURSUANT TO THE REPURCHASE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE REPURCHASE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     Questions and requests for assistance and requests for additional copies of the Repurchase Offer may be directed to the Adviser or to PFPC, Inc., the Fund's Sub-Administrator.

                                 Aspen Strategic Alliance LLC
                                 817 W. Peachtree Street, NW
                                 Suite 400
                                 Atlanta, Georgia  30308

                                 Phone:  (866) 277-3619

                                 PFPC Inc.
                                 P.O. Box 219
                                 Claymont, Delaware 19703
                                 Attention: ASA Market Neutral Equity Fund LLC

                                 Phone: (877) 431-1973
                                 Fax:   (302) 791-2790


                                             TABLE OF CONTENTS

1.   Background and Purpose of the Repurchase Offer......................................................5
2.   Offer to Repurchase and Price.......................................................................6
3.   Amount of Tender....................................................................................6
4.   Procedure for Tenders...............................................................................6
5.   Withdrawal Rights...................................................................................7
6.   Repurchases and Payment.............................................................................7
7.   Certain Conditions of the Repurchase Offer..........................................................7
8.   Certain Information About the Fund..................................................................8
9.   Certain Federal Income Tax Consequences.............................................................9
10.  Treasury Regulations................................................................................9
11.  Miscellaneous......................................................................................10


                              SUMMARY TERM SHEET

o We will repurchase up to 38,128 Units (approximately 25% of the outstanding Units as of July 31, 2004) at their net asset value as of September 30, 2004. If the offer is oversubscribed, we may repurchase, in our sole discretion, all or only a pro-rata portion of the Units you tender. This offer will remain open until 12:00 midnight, Eastern Time, Friday, September 24, 2004, or, if the Repurchase Offer is extended, such time and date as the Fund designates in an amended notice to Members ("Repurchase Request Deadline"). Net asset value will be calculated for this purpose as of September 30, 2004, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Members (the "Valuation Date").

o You must determine whether to tender your Units prior to the Repurchase Request Deadline, but the net asset value at which the Fund will repurchase Units will not be calculated until the Valuation Date. The net asset value can fluctuate and may fluctuate between the date you submit your repurchase request and the Repurchase Request Deadline and the Valuation Date. The net asset values on the Repurchase Request Deadline and the Valuation Date could be higher or lower than on the date you submit a Repurchase Request.

o The purpose of this tender offer is to provide limited liquidity to Members who hold Units. This tender offer also gives you the opportunity to tender your Units so that you may reallocate your investment into one or more other ASA Funds. If you tender Units by the Repurchase Request Deadline, you will receive payment for your Units as described in the Fund's Prospectus under "REPURCHASES OF INTERESTS AND TRANSFERS--Repurchase Procedures." Accordingly, assuming that your tender is accepted, within 5 days of the Repurchase Request Deadline you will be given a non-interest bearing, non-transferable promissory note (the "Promissory Note") by the Fund entitling you to be paid an amount equal to the value, determined as of the Valuation Date, of the Units or portion thereof being repurchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements), after giving effect to all allocations to be made as of that date to your capital account. In such a case, it is anticipated that you will be paid the amount owed pursuant to the Promissory Note by approximately October 31, 2004. We will obtain cash to pay you from one or more of the following sources: cash on hand, proceeds from the redemption of interests in the private investment funds in which the Fund invests ("Investment Funds"), or borrowings.

o If you tender part of your Units, you must leave an amount equal to at least $5,000 (the "Required Minimum Balance") in the Fund. The Fund reserves the right to reduce the amount of Units repurchased from you so that the Required Minimum Balance is maintained.

o Following this summary is a formal notice of our offer to repurchase your Units. Our offer remains open to you until 12:00 midnight on September 24, 2004. Until this time, you have the right to change your mind and withdraw your Units from consideration for repurchase. Units withdrawn may be re-tendered, however, provided that such tenders are made before the Repurchase Request Deadline by following the tender procedures described herein.

o If you would like us to repurchase your Units, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to PFPC Inc. at the address/fax number listed on page 2 of this Offer to Repurchase, so that it is received before 12:00 midnight, September 24, 2004. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to PFPC Inc. promptly after you fax it (although the original page does not have to be received before 12:00 midnight, September 24,
     2004). Of course, the value of your Units is likely to change between July 31, 2004 (the last time the Fund's net asset value was calculated) and September 30, 2004, when the value of your Units will be determined for purposes of calculating your repurchase price. Generally, the net asset value of Units is determined monthly.

o If you would like to obtain the most recently calculated net asset value of your Units, you may contact PFPC Inc., at the phone number or address listed on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

o Please note that just as you have the right to withdraw your Units, we have the right to cancel, amend, suspend or postpone this offer at any time before 12:00 midnight, September 24, 2004. Also realize that although the tender offer expires at 12:00 midnight on September 24, 2004, you remain an investor in the Fund until September 30, 2004, when the net asset value of your Units is calculated for purposes of determining the repurchase price of the Units.

o If you elect to tender all of your Units (and if we accept all of your Units), you generally will recognize capital gain or loss to the extent of the difference between the proceeds you receive and your adjusted tax basis in your Units. This capital gain or loss will be short-term or long-term depending upon your holding period for your Units at the time gain or loss is recognized. Your long-term capital gain may be reduced as a result of the special allocations of short-term capital gains that the Fund intends to make to all Members whose tender of Units is accepted. You will recognize ordinary income to the extent your allocable share of the Fund's "unrealized receivables" exceeds your basis in such unrealized receivables, as determined pursuant to the Code and Treasury Regulations. If you tender less than all of your Units to us for repurchase, you will recognize gain (but not loss) in a similar manner, but only to the extent that the amount of proceeds you receive exceeds your aggregate adjusted tax basis in all of your Units.

o The Fund is registered under the 1940 Act as a closed-end, non-diversified, management investment company and is organized as an Illinois limited liability company. The Fund's address is 817 W. Peachtree Street, NW, Suite 400, Atlanta, Georgia 30308, and the Fund's telephone number is, c/o the Adviser, (866) 277-3619. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

o If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC Inc. To assure good delivery, please send the Letter of Transmittal to PFPC Inc. and not to your Financial Advisor.

1. BACKGROUND AND PURPOSE OF THE REPURCHASE OFFER. The purpose of this Repurchase Offer is to provide limited liquidity to Members who hold Units. This tender offer also gives you the opportunity to tender your Units so that you may reallocate your investment into one or more other ASA Funds. The Fund's prospectus, dated November 25, 2003, as amended on March 25, 2004 (the "Prospectus"), provides that the Fund may offer, from time to time, pursuant to written tenders, to repurchase its outstanding Units from Members, and that the directors of the Fund ("Directors") have the discretion to determine whether the Fund will offer to repurchase its outstanding Units. The Prospectus also states that the investment adviser of the Fund, Aspen Strategic Alliance LLC (the "Adviser"), expects it will recommend to the Directors that the Fund repurchase Units from Members twice each year, in March and September. Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Prospectus, that the Repurchase Offer is in the best interests of Members of the Fund to provide some liquidity for Units as contemplated in the Prospectus. The Directors intend to consider the continued desirability of the Fund making offers to repurchase Units in March and September of each year, but the Fund is not required to make any such offer.

     The repurchase of Units pursuant to the Repurchase Offer will have the effect of decreasing the net assets of the Fund and increasing the proportionate interest in the Fund of Members who do not tender Units. A reduction in the net assets of the Fund could limit the Fund's access to certain investment opportunities, cause the Fund to sell assets it would not have sold otherwise (including public securities), or result in Members who do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. The effects of decreased Fund size and increased proportionate Units of Members who do not tender may be reduced or eliminated to the extent that additional subscriptions for Units are made from time to time.

     Units that are tendered to the Fund in connection with this Repurchase Offer will be retired. The Fund may issue Units to "Eligible Investors," as that term is defined in the Prospectus, from time to time. The Fund currently expects that it will continue to accept subscriptions for Units on a monthly basis.

2. OFFER TO REPURCHASE AND PRICE. The Fund will repurchase, upon the terms and subject to the conditions of the Repurchase Offer, up to 38,128 Units (approximately 25% of the outstanding Units as of July 31, 2004) that are properly tendered by and not withdrawn (in accordance with Section 5 below) before the Repurchase Request Deadline. The Fund reserves the right to extend, amend or cancel the Repurchase Offer, or postpone the acceptance of Units tendered pursuant to the Repurchase Offer, as described in Sections 3 and 7 below. The repurchase price of a Unit tendered will be its net asset value as of the Valuation Date, after giving effect to all allocations, including, but not limited to, withholding tax, to be made to the Member's capital account as of such date.

     As of the close of business on July 31, 2004, there were an estimated 152,187.094 Units outstanding (or approximately $3,799,979.77 outstanding in capital of the Fund held in Units (based on the net asset value of such Units)). Generally, the Fund determines its net asset value monthly. Members may obtain the most recently calculated information regarding the net asset value of their Units by contacting PFPC Inc., at (877) 431-1973 or at the address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the value of the Units tendered by the Members likely will change between July 31, 2004 (the last time net asset value was calculated) and the Valuation Date.

3. AMOUNT OF TENDER. Members may tender all their Units or a portion of their Units. The Repurchase Offer is being made to all Members of the Fund and is not conditioned on any minimum amount of Units being tendered. If you tender part of your Units, you must leave an amount equal to at least $5,000 in the Fund (the "Required Minimum Balance"). The Fund reserves the right to reduce the amount of Units repurchased from you so that the Required Minimum Balance is maintained.

     If the amount of the Units that are properly tendered pursuant to the Repurchase Offer, and not withdrawn pursuant to Section 5 below, is less than or equal to 38,128 (or such greater amount as the Fund may elect to repurchase pursuant to the Repurchase Offer), the Fund will, on the terms and subject to the conditions of the Repurchase Offer, repurchase all of the Units so tendered unless the Fund elects to cancel or amend the Repurchase Offer, or postpone acceptance of tenders made pursuant to the Repurchase Offer, as provided in Section 7 below. If more than 38,128 in Units is duly tendered to the Fund before the Repurchase Request Deadline and not withdrawn pursuant to
Section 5 below, the Fund will, in its sole discretion, either (a) purchase an additional amount of Units not to exceed 2% of the Units outstanding as of the Repurchase Request Deadline in conformity with Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934; (b) extend the Repurchase Offer, if necessary, and increase the amount of Units that the Fund is offering to repurchase, to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Repurchase Offer; or (c) accept Units tendered on or before the Repurchase Request Deadline for payment on a pro-rata basis based on the aggregate net asset value of tendered Units. The Repurchase Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. The Adviser does not intend to tender any Units in the Repurchase Offer.

4. PROCEDURE FOR TENDERS. Members wishing to tender Units pursuant to the Repurchase Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to PFPC Inc., to the attention of ASA Market Neutral Equity Fund LLC, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC Inc., also to the attention of ASA Market Neutral Equity Fund LLC, at the fax number set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC Inc., either by mail or by fax, no later than the Repurchase Request Deadline. The Fund recommends that all documents be submitted to PFPC Inc. by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal to PFPC Inc. must also mail the original completed and executed Letter of Transmittal (the last page will suffice) to PFPC Inc. promptly thereafter. If a Member elects to tender, it is the tendering Member's responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC Inc.

     Members wishing to confirm receipt of a Letter of Transmittal may contact PFPC Inc. at the address and phone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering its Units, including, but not limited to, the failure of PFPC Inc. to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Repurchase Offer or any defect in any tender with respect to any particular Unit or any particular Member, and the Fund's interpretation of the terms and conditions of the Repurchase Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund, the Adviser nor the Directors shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. WITHDRAWAL RIGHTS. Any Member tendering Units pursuant to this Repurchase Offer may withdraw its tender at any time on or before the Repurchase Request Deadline. To be effective, any notice of withdrawal must be timely received by PFPC Inc. at the address or fax number set forth on page 2. A form to use to give notice of withdrawal is enclosed herewith. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Repurchase Offer. However, withdrawn Units may be tendered prior to the Repurchase Request Deadline by following the procedures described in Section 4.

6. REPURCHASES AND PAYMENT. For purposes of the Repurchase Offer, the Fund will be deemed to have accepted (and thereby repurchased) Units that are tendered if and when it gives oral or written notice to the tendering Member of its election to repurchase such Units. As stated in Section 2 above, the repurchase price of a Unit tendered by any investor will be the net asset value thereof as of the Valuation Date. If the Fund elects to extend the tender period for any reason, the net asset value of such Units, for the purpose of determining the repurchase price for tendered Units, will be determined at the close of business on the last business day of the month in which the tender offer actually expires.

     Payment for tendered Units that are accepted for repurchase will be made via wire transfer in accordance with the instructions provided in the Letter of Transmittal. It is anticipated that such Members will be paid the amount owed pursuant to the Promissory Note by approximately October 31, 2004.

     The Fund expects that payment for Units acquired pursuant to the Offer to Repurchase will be derived from the following sources: cash on hand, proceeds from the redemption of interests in the private investment funds in which the Fund invests ("Investment Funds"), or borrowings. Payment may be delayed if the Fund has determined to redeem its interests in Investment Funds to make such payments, but has experienced unusual delays in receiving payments from the Investment Funds. Neither the Fund, the Adviser, nor the Directors have determined at this time to borrow funds to repurchase Units in connection with the Offer to Repurchase. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to fund all or a portion of the repurchase price.

7. CERTAIN CONDITIONS OF THE REPURCHASE OFFER. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Repurchase Offer is pending by notifying Members of such extension. If the Fund elects to extend the tender period for any reason, for the purpose of determining the repurchase price for tendered Units, the net asset value of such Units will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Repurchase Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Repurchase Offer, in the circumstances set forth in the following paragraph, to: (a) cancel the Repurchase Offer and in the event of such cancellation, not to repurchase or pay for any Units tendered pursuant to the Repurchase Offer;
(b) suspend or amend the Repurchase Offer; or (c) postpone the acceptance of Units. If the Fund determines to amend the Repurchase Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Repurchase Offer is open as provided above and will promptly notify Members.

     The Fund may cancel, suspend or amend the Repurchase Offer, or postpone the acceptance of tenders made pursuant to the Repurchase Offer, by vote of a majority of the Board, including a majority of the Directors who are not "interested persons," within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act"), of the Fund ("Independent Directors"), including but not limited to: (a) for any period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of securities it owns or to determine the value of the Fund's net assets; (b) for any other periods that the SEC permits by order for the protection of Members; or (c) under such other unusual circumstances as the Board deems advisable for the benefit of the Fund and its Members. For example, the Fund may cancel, suspend or amend the Repurchase Offer, or postpone the acceptance of tenders made pursuant to the Repurchase Offer, if
(a) the Fund would not be able to dispose of securities it owns in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to repurchase Units tendered pursuant to the Repurchase Offer; or (b) there is any (i) legal action or proceeding instituted or threatened challenging the Repurchase Offer or that otherwise would have a material adverse affect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or the State of Georgia that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, or (vi) material decrease in the estimated net asset value of the Fund from the net asset value of the Fund as of the commencement of the Repurchase Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Repurchase Offer or to postpone acceptance of tenders pursuant to the Repurchase Offer.

8. CERTAIN INFORMATION ABOUT THE FUND. The Fund is registered under the 1940 Act as a closed-end, non-diversified, management investment company and is organized as an Illinois limited liability company. The Fund's address is 817
W. Peachtree Street, NW, Suite 400, Atlanta, Georgia 30308, and the Fund's telephone number is, c/o the Adviser, (866) 277-3619. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement. The Fund's Directors are Kenneth Banwart, Douglas E. Dunn, Richard Glidden, Matthew Kenigsberg, James Martin and Lynn Mathre. Their address is c/o Aspen Strategic Alliance LLC, 817
W. Peachtree Street, NW, Suite 400, Atlanta, Georgia 30308.

     The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Units (other than the Fund's intention to accept subscriptions for Units from time to time in the discretion of the Fund) or the disposition of Units, other than as disclosed in the Prospectus; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the repurchase price for Units acquired pursuant to this Offer to Repurchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

     During the past 60 days, no transactions involving the Units were effected by the Fund, the Adviser of the Fund, the Directors or any person controlling the Fund or controlling the Adviser or any Directors of the Fund.

     As of July 31, 2004, the Adviser and the directors and officers beneficially owned Units in the amounts set forth below. Any person or entity owning 25% or more of the outstanding Units would be deemed to control the Fund as of such date.


                  NAME                                NUMBER OF UNITS                             PERCENTAGE
                  ----                                ---------------                             ----------
Aspen Strategic Alliance LLC                                 40                                  Less than 1%

Directors and Officers
----------------------
Kenneth Banwart                                             N/A                                      N/A
Douglas Dunn                                                N/A                                      N/A
Richard Glidden                                             N/A                                      N/A
Matthew Kenigsberg                                          N/A                                      N/A
James Martin                                                N/A                                      N/A
Lynn Mathre                                                 N/A                                      N/A
Jeremy Standrod                                             N/A                                      N/A
Jocelyn Fulmor                                              N/A                                      N/A


9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the Federal income tax consequences of the repurchase of Units by the Fund from Members pursuant to the Repurchase Offer. Members should consult their own tax advisers for a complete description of the tax consequences to them of a repurchase of their Units by the Fund pursuant to the Repurchase Offer.

     A Member who tenders all its Units (and whose entire interest is accepted) to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Member and such Member's adjusted tax basis in its Units. This capital gain or loss will be short-term or long-term depending upon the Member's holding period for its Units at the time the gain or loss is recognized. Treasury Regulations provide that a Member will have a divided (that is, fragmented) holding period for its Units if the Member makes contributions to the Fund at different times. Under the Treasury Regulations, each time the Member makes a contribution to the Fund, the Member will have a new holding period for that portion of its Units determined by a fraction, the numerator of which is the amount of the contribution and the denominator of which is the Member's capital account immediately after the contribution. Certain cash contributions, if made within one year of a liquidating distribution, can be netted against the distribution. If the Member recognizes capital gain or loss in connection with a complete withdrawal from the Fund, the gain or loss is divided between long-term and short-term capital gain or loss in the same proportions as the holding period of the Units is divided between the portion of the Units held for more than one year and the portion of the Units held for one year or less. A tendering Member will recognize ordinary income to the extent such Member's allocable share of the Fund's "unrealized receivables" exceeds the Member's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. A Member who tenders less than all its Units to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such Member's adjusted tax basis in its Units.

     A Member's basis in its Units is adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods through the Valuation Date. Pursuant to the authority granted to it under the LLC Agreement, the Adviser intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing Member to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Units. Such a special allocation may result in the withdrawing Member recognizing capital gain, which may include short-term gain, in the Member's last taxable year in the Fund, thereby potentially reducing the amount of any long-term capital gain that, absent the special allocation, would otherwise have been recognized by the withdrawing Member.

10. TREASURY REGULATIONS. Treasury Regulations require taxpayers that participate in "reportable transactions" to disclose such participation to the Internal Revenue Service (the "IRS") (by attaching Form 8886 to their tax returns and filing a copy of the Form with the IRS Office of Tax Shelter Analysis) and comply with certain document retention requirements. In addition, certain organizers and sellers of a "reportable transaction" are required to maintain records, including lists identifying investors in the transaction, and must give these to the IRS on demand. A transaction may be a "reportable transaction" based on several different criteria, one or more of which may be present with respect to a Member's investment in the Fund or a Member's tender of Fund Units. While these regulations are directed towards "tax shelters," their broad language may encompass transactions that typically would not be considered "tax shelters". Members should consult their own tax advisors concerning any possible disclosure obligation they may have with respect to their investment in the Fund and/or the tender of their Units. The Fund intends to comply with the disclosure and investor list maintenance requirements to the extent it determines them to apply with respect to this transaction and/or its investments.

11. MISCELLANEOUS. The Repurchase Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Repurchase Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund reserves the right to exclude Members from the Repurchase Offer in any jurisdiction in which it is asserted that the Repurchase Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer.

     The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Repurchase Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PFPC Inc. at the address and phone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at 450 Fifth Street, NW, Washington, DC 20549.

                             LETTER OF TRANSMITTAL
                            REGARDING 38,128 UNITS
       (APPROXIMATELY 25% OF THE OUTSTANDING UNITS AS OF JULY 31, 2004)
                     OF LIMITED LIABILITY COMPANY INTEREST
                                      IN
                      ASA MARKET NEUTRAL EQUITY FUND LLC

                 TENDERED PURSUANT TO THE OFFER TO REPURCHASE
                             DATED AUGUST 20, 2004

    -----------------------------------------------------------------------
                  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                  AT, AND THIS LETTER OF TRANSMITTAL MUST BE
                  RECEIVED BY PFPC INC. EITHER BY MAIL OR BY
                   FAX BY, 12:00 MIDNIGHT, EASTERN TIME, ON
                    FRIDAY, SEPTEMBER 24, 2004, UNLESS THE
                              OFFER IS EXTENDED.

    -----------------------------------------------------------------------

         Complete The Last Page of This Letter Of Transmittal and Fax or Mail in the Enclosed Postage-Paid Envelope To:

                                   PFPC Inc.
                                 P.O. Box 219
                           Claymont, Delaware 19703
                 Attention: ASA Market Neutral Equity Fund LLC

                          For additional information:
                             Phone: (877) 431-1973
                              Fax: (302) 791-2790

        To assure good delivery, please send this Letter of Transmittal to PFPC Inc. and not to your Financial Advisor.

        If you do not wish to sell any of your Units, please disregard this Letter of Transmittal.

Ladies and Gentlemen:

     The undersigned hereby tenders to ASA Market Neutral Equity Fund LLC, a closed-end, non-diversified, management investment company organized under the laws of the State of Illinois (the "Fund"), the units of limited liability company interest in the Fund or portion thereof held by the undersigned ("Units"), described and specified below, on the terms and conditions set forth in the offer to repurchase, dated August 20, 2004 ("Offer to Repurchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constituted the "Repurchase Offer"). The tender and this Letter of Transmittal are subject to all the terms and conditions set forth in the Offer to Repurchase, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

     The undersigned hereby sells to the Fund Units tendered hereby pursuant to the Repurchase Offer. The undersigned hereby warrants that the undersigned has full authority to Units tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are repurchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Repurchase Offer.

     The undersigned recognizes that under certain circumstances set forth in the Repurchase Offer, the Fund may not be required to repurchase any of the Units tendered hereby. The undersigned recognizes that, if the Repurchase Offer is oversubscribed, not all of the undersigned's Units will be repurchased.

     The undersigned acknowledges that the method of delivery of any documents is at the election and the complete risk of the undersigned, including, but not limited to, the failure of the Fund's Sub-Administrator, PFPC Inc., to receive any Letter of Transmittal or other document.

     Payment for tendered Units that are accepted for repurchase will be made via wire transfer. The amount of the payment will be based on the Fund's net asset value, the calculation of which is described in the Fund's Prospectus under the heading "Net Asset Valuation," as of September 30, 2004, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Members.

     All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Repurchase, this tender is irrevocable.

------------------------------------------------------------------------------
If you do not want to sell your units of limited liability company Interest at this time, please disregard this notice. This is simply notification of the fund's tender offer. If you choose to tender, you are responsible for confirming that PFPC Inc. has received your documents. To assure good delivery, Please send this page to PFPC Inc. and not to your Financial Advisor.
------------------------------------------------------------------------------

  PLEASE FAX OR MAIL (THE FOLLOWING PAGES ONLY) IN THE ENCLOSED POSTAGE-PAID
         ENVELOPE (IF BY MAIL) AS INSTRUCTED ON THE FOLLOWING PAGES.

                                 PART 1. NAME:

------------------------------                          ----------------------
Name of Member                                          Phone Number

------------------------------
Social Security or Tax ID Number

     PART 2. AMOUNT OF UNITS OF LIMITED LIABILITY INTEREST TO BE TENDERED:

/ / Entire amount of units of limited liability company interest (pro-rated, if oversubscribed).

/ / Partial amount of units of limited liability company interest expressed as a specific dollar value, $___________ subject to maintenance of a minimum limited liability company interest equal to $5,000 (the "Required Minimum Balance").

THE UNDERSIGNED UNDERSTANDS THAT IF THE UNDERSIGNED TENDERS AN AMOUNT THAT WOULD CAUSE THE UNDERSIGNED'S CAPITAL ACCOUNT BALANCE TO FALL BELOW THE REQUIRED MINIMUM BALANCE, THE FUND RESERVES THE RIGHT TO REDUCE THE AMOUNT TO BE REPURCHASED FROM THE UNDERSIGNED SO THAT THE REQUIRED MINIMUM BALANCE IS MAINTAINED.

                      PART 3. WIRE TRANSFER INSTRUCTIONS

Part 3A. Complete this section, only if you are tendering your Units in order to Reinvest them in another ASA Fund. Please indicate below, the percentage of the proceeds that you would like reinvested in each ASA Fund:

/ /      ASA Debt Arbitrage Fund LLC:                                 %
                                                     -----------------

/ /      ASA Hedged Equity Fund LLC:                                  %
                                                     -----------------

/ /      ASA Managed Futures Fund LLC:                                %
                                                     -----------------

/ /      ASA Market Neutral Equity Fund LLC:                          %
                                                     -----------------

Part 3B. Complete this section only if you are tendering your Units, but do not plan on reinvesting the proceeds in another ASA Fund. Please provide the information requested below with respect to the account in which you would like your proceeds wired:


-------------------------------------------------------

Bank Name


-------------------------------------------------------

Address


-------------------------------------------------------



-------------------------------------------------------

City                      State            Zip Code


-------------------------------------------------------

ABA Number


-------------------------------------------------------

Account Name


-------------------------------------------------------

Account Number


-------------------------------------------------------

For the Account of

                              PART 4. SIGNATURES

FOR INDIVIDUAL MEMBERS AND JOINT TENANTS


-------------------------------------------------------------
PRINT NAME OF MEMBER


-------------------------------------------------------------
(Signature of Owner(s) Exactly as Appeared on Member Certification)/Date

(If joint tenants, both must sign.)


-------------------------------------------------------------
PRINT NAME OF JOINT TENANT


-------------------------------------------------------------
JOINT TENANT SIGNATURE

FOR OTHER MEMBERS


-------------------------------------------------------------
PRINT NAME OF MEMBER


-------------------------------------------------------------

(Signature of Owner(s) Exactly as Appeared on Member Certification)/Date


-------------------------------------------------------------
PRINT NAME OF SIGNATORY AND TITLE

CO-SIGNATORY IF NECESSARY


-------------------------------------------------------------
PRINT NAME AND TITLE OF CO-SIGNATORY:


-------------------------------------------------------------
(Signature of Owner(s) Exactly as Appeared on Member Certification)/Date


PLEASE FAX OR MAIL THESE PAGES TO:

PFPC Inc.
P.O. Box 219
Claymont, DE  19703
Attention: ASA Market Neutral Equity Fund LLC

For additional information:
Phone: (877) 431-1973
Fax: (302) 791-2790

                      ASA MARKET NEUTRAL EQUITY FUND LLC

                        NOTICE OF WITHDRAWAL OF TENDER
           REGARDING UNITS OF LIMITED LIABILITY COMPANY INTEREST IN
                      ASA MARKET NEUTRAL EQUITY FUND LLC

                 TENDERED PURSUANT TO THE OFFER TO REPURCHASE
                             DATED AUGUST 20, 2004


------------------------------------------------------------------------------
        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT, AND THIS NOTICE
         OF WITHDRAWAL MUST BE RECEIVED BY PFPC INC. EITHER BY MAIL OR
              BY FAX BY, 12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY,
               SEPTEMBER 24, 2004, UNLESS THE OFFER IS EXTENDED.

------------------------------------------------------------------------------


            Complete this Notice of Withdrawal and Fax or Mail to:

                                   PFPC Inc.
                                 P.O. Box 219
                              Claymont, DE 19703
                   Attn: ASA Market Neutral Equity Fund LLC

                          For additional information:
                             Phone: (877) 431-1973
                              Fax: (302) 791-2790

  TO ASSURE GOOD DELIVERY, PLEASE SEND THIS NOTICE OF WITHDRAWAL TO PFPC INC.
                      AND NOT TO YOUR FINANCIAL ADVISOR.

 YOU ARE RESPONSIBLE FOR CONFIRMING THAT THIS NOTICE IS RECEIVED BY PFPC INC.
          TO ASSURE GOOD DELIVERY, PLEASE SEND THIS PAGE TO PFPC INC.
                      AND NOT TO YOUR FINANCIAL ADVISOR.

Ladies and Gentlemen:

Please withdraw the tender previously submitted by the undersigned in a Letter of Transmittal.

FOR INDIVIDUAL MEMBERS AND JOINT TENANTS


-------------------------------------------------------------
PRINT NAME OF MEMBER


---------------------------------
Social Security or Tax ID Number


-------------------------------------------------------------
(Signature of Owner(s) Exactly as Appeared on Member Certification)/Date

(If joint tenants, both must sign.)


-------------------------------------------------------------
PRINT NAME OF JOINT TENANT


-------------------------------------------------------------
JOINT TENANT SIGNATURE


FOR OTHER MEMBERS


-------------------------------------------------------------
PRINT NAME OF MEMBER


-------------------------------------------------------------
(Signature of Owner(s) Exactly as Appeared on Member Certification)/Date


-------------------------------------------------------------
PRINT NAME OF SIGNATORY AND TITLE

CO-SIGNATORY IF NECESSARY


-------------------------------------------------------------
PRINT NAME AND TITLE OF CO-SIGNATORY:


-------------------------------------------------------------
(Signature of Owner(s) Exactly as Appeared on Member Certification)/Date